Exhibit 99.1

[CONFORMED COPY]

DEALER AGREEMENT

April 24, 2013

Pembina Pipeline Corporation
Suite 3800, 525 - 8th Avenue S.W.
Calgary, Alberta  T2P 1G1

Dear Sirs:

The undersigned, BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the "Dealers" and individually, a "Dealer") understand that Pembina Pipeline Corporation (the "Corporation") proposes to issue and sell from time to time in all of the provinces of Canada (the "Selling Provinces") and in such other jurisdictions as the Corporation may determine from time to time (collectively with the Selling Provinces, the "Jurisdictions"), unsecured medium term notes (the "Medium Term Notes"), as described in the English and French language versions of the Corporation's short form base shelf prospectus dated February 22, 2013, as supplemented by the prospectus supplement dated April 24, 2013, and as may be further amended or supplemented from time to time.

Subject to the terms and conditions contained herein, the Corporation hereby appoints, severally, the Dealers as its exclusive (subject to the Corporation's rights to sell Medium Term Notes and to appoint additional agents as provided hereunder) agents to solicit, from time to time, offers to purchase Medium Term Notes, such solicitations to be made directly and through other investment dealers approved in writing by the Corporation (together with the Dealers, referred to herein as the "Selling Firms") and in the Jurisdictions only, and the Dealers hereby severally accept the appointment.  The Corporation may appoint additional agents hereunder, provided that each such additional agent is qualified to so act under applicable Securities Laws (as defined below) and provided that the Corporation delivers to the then existing Dealers a copy of this Agreement signed by each such additional agent, whereupon each such additional agent shall become one of the Dealers hereunder.  Following such appointment, the Corporation and the Dealers shall execute any Prospectus Supplement or Prospectus Amendment (each as defined below) required under applicable Securities Laws in respect of such appointment.  If a Dealer that is at the time of any such appointment a party to this Agreement does not agree with the appointment of such additional Dealer or Dealers, such Dealer may exercise its right not to participate in the then proposed offering of Medium Term Notes or any further proposed offerings of Medium Term Notes.  The agency sales will be subject to acceptance by the Corporation of all offers to purchase Medium Term Notes and to the requirements of any applicable Securities Laws or any other applicable laws.

A Dealer, either alone or severally, and not jointly, with one or more of the other Dealers, may from time to time purchase, as underwriter or principal for resale to the public at prices to be negotiated with each purchaser, in the Jurisdictions only, Medium Term Notes from the Corporation at prices and commissions, if any, as may from time to time be agreed upon between the Corporation and the Dealer or Dealers.  Any agreement between the Corporation and a Dealer or Dealers relating to the purchase by such Dealer or Dealers of Medium Term Notes as principals shall be substantially in the form of the underwriting addendum attached as Schedule C to this Agreement (the "Underwriting Addendum").  Any purchase of Medium Term Notes as underwriter or principal will be deemed to have been made on the basis of the representations and warranties of the Corporation herein contained and shall be subject to the terms and conditions herein set forth together with the terms and conditions set forth in the Underwriting Addendum for the sale of such Medium Term Notes.

The Corporation may also offer the Medium Term Notes, from time to time directly to the public at prices and upon terms agreed to by the Corporation and the purchaser of the Medium Term Notes (or any agent or investment dealer acting on behalf of such purchaser), provided that the Corporation may not so offer the Medium Term Notes (i) on a date the Corporation requests the Dealers to solicit offers to purchase Medium Term Notes, or (ii) during any period commencing on a date on which a Dealer, either alone or together with one or more of the other Dealers, has agreed to purchase Medium Term Notes as principal for resale, and ending, unless otherwise agreed with the Dealer or Dealers, on the earlier of 30 days from the date of issuance of such Medium Term Notes and the date on which all agreements relating to sales of such Medium Term Notes by or through the Dealers are binding on the public purchasers of Medium Term Notes or in the case of (i) above, the date such request is revoked.  It is acknowledged that an offering of Medium Term Notes directly to the public may include the acceptance by the Corporation of an unsolicited offer to purchase Medium Term Notes received from an investment dealer, other than a Dealer, acting as agent for one or more purchasers and not as agent for the Corporation or as principal for resale.  Unless otherwise agreed upon by the Corporation and CIBC World Markets Inc. and National Bank Financial Inc., on behalf of the Dealers or as otherwise permitted by this Agreement, the Corporation will not sell Medium Term Notes to any investment dealer, other than a Dealer, which is purchasing as principal for resale to the public.  No commission shall be payable to the Dealers for sales made directly by the Corporation.

For each Medium Term Note sold under this Agreement by one or more of the Dealers, the Corporation will pay to such Dealer, or to such Dealers collectively, a commission as determined in accordance with Schedule A attached hereto or such other commission as the Corporation and the Dealer or Dealers may determine from time to time.  The commission in respect of any particular Medium Term Note will be payable in the same currency as the principal of the Medium Term Note.

1.	Definitions

In this Agreement:

(a)	"Agreement" means this agreement as amended form time to time;

(b)	"Closing Date" means the date or dates on which Medium Term Notes are issued;

(c)	"Corporation's Counsel" means Blake, Cassels & Graydon LLP or such other legal counsel acceptable to the Corporation and the Dealers;

(d)	"CPA Rules" means the rules and procedures established by the Canadian Payments Association relating to the clearance of electronic funds transfers;

(e)	"DBRS" means DBRS Limited, and any successors thereto;

(f)	"Dealers' Counsel" means Bennett Jones LLP or such other legal counsel acceptable to the Dealers and the Corporation;

(g)	"Distribution" and "Distribution to the Public" have the meanings attributed thereto under applicable Securities Laws, and "Distribute" means to effect a Distribution;

(h)	"Exchanges" means the Toronto Stock Exchange and the New York Stock Exchange;

(i)
"Financial Statements" means, collectively, at any time, the audited annual comparative consolidated financial statements of the Corporation, together with the notes thereto and the auditors' report thereon, and the unaudited interim comparative consolidated financial statements of the Corporation together with the notes thereto incorporated or deemed to be incorporated by reference in the Prospectus;

(j)
"Guarantor" means any subsidiary of the Corporation that provides a Subsidiary Guarantee under the Note Indenture, including, but not limited to, each of the Pembina Partnerships, Pouce Coupé Pipe Line Ltd., Plateau Pipe Line Ltd., Alberta Oil Sands Pipeline Ltd., Pembina Marketing Ltd., Pembina Gas Services Ltd., Pembina NGL Corporation, Pembina Energy Services Inc., Pembina Midstream Holdings GP ULC, Pembina Midstream Inc., Pembina Resource Services GP Inc., Pembina Facilities NGL Ltd., 1195714 Alberta Ltd., 1444767 Alberta Ltd., 1598313 Alberta Ltd., Pembina Midstream (U.S.A.) Inc., Pembina (Pro) US LLC, Pembina (Pro) Holding Company, Pembina (Pro) GP Corp., Pembina (Pro) LP Corp., Pembina (Pro) Midstream Company, and Terraquest, Inc.;

(k)	"material" or "materially", when used in relation to the Corporation, means material in relation to the Corporation and its subsidiaries on a consolidated basis;

(l)	"material change", "material fact" and "misrepresentation" have the meanings attributed thereto under applicable Securities Laws;

(m)	"NI 44-102" means National Instrument 44-102 - Shelf Distributions of the Canadian Securities Administrators;

(n)	"No Trade Period" has the meaning attributed thereto in section 5;

(o)
"Note Indenture" means the note indenture dated March 29, 2011, as supplemented by the first supplemental note indenture dated April 2, 2012, entered into among the Corporation, the Guarantors and Computershare Trust Company of Canada, as trustee, as the same may be amended or supplemented from time to time, providing for the issue of the Medium Term Notes;

(p)
"Pembina Partnerships" means, collectively, Pembina Pipeline, Pembina Empress NGL Partnership and Pembina Resource Services Canada (Alberta general partnerships), Pembina Resource Services (U.S.A.) (a Michigan co-partnership), Pembina Midstream Limited Partnership, Pembina North Limited Partnership, Pembina West Limited Partnership, Pembina Oil Sands Pipeline L.P., Pembina Facilities NGL LP, Pembina Gas Services Limited Partnership and Pembina Infrastructure and Logistics LP (Alberta limited partnerships);

(q)
"Pricing Supplement" means a pricing supplement in either or both the English and French languages incorporated by reference into the Prospectus for purposes of a Distribution of the Medium Term Notes, as contemplated by NI 44-102;

(r)
"Prospectus" means, collectively, the short form base shelf prospectus of the Corporation dated February 22, 2013 and the prospectus supplement dated April 24, 2013 relating to the Distribution of the Medium Term Notes, in both the English and French languages, including the documents or information incorporated or deemed to be incorporated therein by reference, and as further supplemented or amended from time to time;

(s)	"Prospectus Amendment" means an amendment to the Prospectus, in both the English and French languages, and includes an amendment by way of a material change report as contemplated by NI 44-102;

(t)
"Prospectus Supplement" means a prospectus supplement, in either or both the English and French languages, incorporated or deemed to be incorporated by reference in the Prospectus for purposes of a Distribution of the Medium Term Notes, as contemplated by NI 44-102, which term shall, as applicable, include a Pricing Supplement;

(u)
"Public Record" means all information filed by the Corporation with the Securities Commissions or with the SEC, including, without limitation, the Prospectus and any other information filed with any Securities Commission in compliance with, or intended compliance with, any applicable Securities Laws;

(v)	"S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor thereto;

(w)	"SEC" means the United States Securities and Exchange Commission;

(x)	"Securities Commission" means the securities commission or the securities regulatory authority in each of the Selling Provinces;

(y)	"Securities Laws" means the securities acts or similar statutes of each of the Jurisdictions and all published rules, regulations, policy statements, notices and blanket orders or rulings thereunder;

(z)	"Shelf Procedures" means the rules and procedures established pursuant to NI 44-102;

(aa)	"Storage LP" means the Fort Saskatchewan Ethylene Storage Limited Partnership, an Alberta limited partnership, owned 50% by the Corporation and 50% by Dow Chemical Canada Inc.;

(bb)
"subsidiary" has the meaning attributed thereto in the Business Corporations Act (Alberta) or, with respect to an entity other than a corporation, means an entity in which the Corporation directly or indirectly owns not less than 50% of the capital or income interests;

(cc)
"Subsidiary Guarantee" means the guarantee, provided by the Guarantors under the Note Indenture, pursuant to which the Guarantors guaranteed the payment of principal, premium (if any), interest and all other amounts payable by the Corporation under the Medium Term Notes and the Note Indenture;

(dd)	"Substantial U.S. Market Interest" means "substantial U.S. market interest" as defined in Regulation S under the U.S. Securities Act;

(ee)
"to the knowledge of the Corporation" means, unless otherwise expressly stated, the actual knowledge or awareness of the Chief Executive Officer, the President & Chief Operating Officer, the Vice President, Finance and Chief Financial Officer and the Vice President, Legal & General Counsel of the Corporation of the facts or circumstances to which such phrase relates, after having made reasonable inquiries and investigations in connection with such facts and circumstances, but does not include the knowledge or awareness of any other individual or any other constructive, implied or imputed knowledge;

(ff)	"United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(gg)	"U.S. Person" means "U.S. person" as defined in Regulation S under the U.S. Securities Act; and

(hh)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

2.	Terms of Medium Term Notes

(a)
The Medium Term Notes will be issued pursuant to the Note Indenture and shall, in all material respects, have the attributes and characteristics described in the Prospectus.  All terms and conditions of each Medium Term Note issued by the Corporation from time to time will be determined by the Corporation in its sole discretion and set forth in the applicable Pricing Supplement and Prospectus Supplement.  These terms and conditions shall, as applicable, include, without limiting the generality of the foregoing, the principal amount of Medium Term Notes being offered, the denominations, the currency or currency unit, the issue and delivery date, the maturity date, the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), redemption or repurchase provisions (if any), the names of the dealers, the dealers' commission, method of distribution, the proceeds to the Corporation and issue price (at par, at a premium or at a discount).

(b)
The principal, premium (if any), interest and all other amounts payable by the Corporation under the Medium Term Notes shall be unconditionally and irrevocably guaranteed by the Guarantors, subject to the terms of the Subsidiary Guarantee and the Note Indenture.  The obligations of the Guarantors under the Subsidiary Guarantee shall be direct and unsecured obligations of each Guarantor and rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Guarantor.

3.	Filing of Prospectus Documents

The Corporation shall as soon as possible fulfill and shall continue to fulfill during the term of this Agreement, all legal requirements to be fulfilled by the Corporation (including, without limitation, from time to time, any filings, proceedings and legal requirements set forth in NI 44-102) to enable the Medium Term Notes to be continuously offered for sale and sold to the public in each of the Selling Provinces under NI 44-102 in compliance with applicable Securities Laws by or through investment dealers who comply with applicable Securities Laws.

4.	Distribution of the Medium Term Notes

The Dealers shall, on such dates as the Corporation has notified the Dealers in accordance with the operating procedures set forth in Schedule B hereto that it seeks to sell Medium Term Notes, use their commercially reasonable best efforts (without any underwriting liability) to solicit offers to purchase the Medium Term Notes from, and sell the Medium Term Notes to, members of the public in the Selling Provinces, directly and through other Selling Firms, only as permitted by and in compliance with applicable Securities Laws, upon the terms and conditions set forth in the Prospectus and in this Agreement.  With the consent of the Corporation, the Dealers may solicit offers to purchase or sell Medium Term Notes outside of the Selling Provinces in accordance with applicable law, but will not solicit offers to purchase or sell Medium Term Notes so as to require registration of the Medium Term Notes or the filing of a prospectus with respect to the distribution of Medium Term Notes other than under the laws of the Selling Provinces, and will require each Selling Firm to agree with the Dealers not to so solicit or sell.  For greater certainty, (i) all offers and sales of the Medium Term Notes outside of the United States (or, if at the applicable time there is Substantial U.S. Market Interest in the debt securities of the Corporation, all offers and sales of Medium Term Notes outside of the United States to, or for the account of benefit of, non-U.S. Persons), shall be made in accordance with Rule 903 of Regulation S under the U.S. Securities Act, and (ii) all offers and sales of Medium Term Notes inside the United States (and, if at the applicable time there is Substantial U.S. Market Interest in the debt securities of the Corporation, all offers and sales of Medium Term Notes to, or for the account of benefit of, U.S. Persons), shall be made in transactions exempt from the registration requirements of the U.S. Securities Act and all applicable state securities laws.  For purposes of this section 4, the Dealers shall be entitled to assume that the Medium Term Notes are qualified for Distribution in all of the Selling Provinces.  The Corporation has delivered or shall deliver to the Dealers copies of all receipts, if any, received from time to time from the Securities Commissions for the Prospectus, any Prospectus Amendment or Prospectus Supplement as soon as they are available.  The Dealers shall, as soon as practicable after the Dealers have distributed Medium Term Notes, provide the Corporation with a comprehensive breakdown of the Medium Term Notes distributed by the Dealers collectively, both through agency sales and principal sales (separately enumerated), in each of the Selling Provinces where a breakdown is required for the purpose of calculating fees payable by the Corporation to the Securities Commissions.

5.	No Trade Period

The Corporation shall not commence or continue any Distribution or Distribution to the Public of the Medium Term Notes during the time period (the "No Trade Period") in which the Corporation believes, in its reasonable judgment, that any change described below (which has not been announced or is the subject of the filing of a confidential material change report) is sufficiently imminent and probable that a reasonably prudent reporting issuer would not Distribute its own securities, until such No Trade Period ends either through a change in circumstances or a public announcement of such change being made or otherwise:

(a)
any change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation and its subsidiaries taken as a whole; or

(b)	any change in any matter covered by a statement contained or incorporated by reference in the Prospectus as amended or supplemented immediately prior to such change; or

(c)
any fact which has arisen or has been discovered which would have been required to have been stated in the Prospectus had the fact arisen or been discovered on or prior to the date of a Prospectus Supplement or Pricing Supplement, which change or fact in any case is, or may be, of such a nature as (i) to render the Prospectus, immediately prior to such change or fact, misleading or untrue in any material respect, or (ii) would result in the Prospectus, immediately prior to such change or fact, containing a misrepresentation, or (iii) would result in the Prospectus, immediately prior to such change or fact, not complying with the laws of any Selling Province, or (iv) would reasonably be expected to have a significant effect on the market price or value of the Medium Term Notes.  The Corporation shall promptly comply with all applicable filing and other requirements under applicable Securities Laws in the Selling Provinces arising as a result of such change.  In addition, if during the period of the Distribution or Distribution to the Public of the Medium Term Notes under the Prospectus, there is any change in any applicable Securities Laws which results in a requirement to file a Prospectus Amendment, the Corporation shall make such filing as soon as possible.  The Corporation shall also discuss with the Dealers during any Distribution of Medium Term notes in respect of which one or more Dealers is acting as agent or principal hereunder any change or fact in respect of which there may be doubt respecting the applicability of this section 5.

6.	Delivery of Documents

(a)	The Corporation shall cause to be delivered to the Dealers during the term of this Agreement:

(i)
on the date of this Agreement, the Prospectus as filed with the Securities Commissions signed as required by applicable Securities Laws and acceptable in form and substance to the Dealers and the Dealers' Counsel, acting reasonably;

(ii)
on the date of this Agreement, all documents, in the English and French languages, incorporated or containing information incorporated by reference into the Prospectus and not previously delivered to the Dealers, provided that if such continuous disclosure documents are, or information is, available to the public on the SEDAR website, such documents or information shall be deemed to have been delivered in satisfaction of this requirement;

(iii)
on the date of this Agreement, confirmations (in writing) from DBRS and S&P confirming the ratings on the Medium Term Notes and subsequently on or within two days prior to such date or dates as any Medium Term Notes are issued from time to time;

(iv)
as soon as they are available, or as soon as contemplated by Schedule B hereof, copies of such continuous disclosure documents or information as may have been or as may be incorporated or deemed to be incorporated by reference, at the appropriate time or times, under the heading "Documents Incorporated by Reference" in the Prospectus and not previously delivered to the Dealers, provided that if such continuous disclosure documents are, or information is, available to the public on the SEDAR website, such documents or information shall be deemed to have been delivered in satisfaction of this requirement;

(v)
as soon as they are available, or as soon as contemplated by Schedule B hereof, copies of any Prospectus Amendment, any Prospectus Supplement and any Pricing Supplement as contemplated by NI 44-102, signed as required by applicable Securities Laws and acceptable in form and substance to the Dealers and the Dealers' Counsel, acting reasonably, including copies of any documents or information incorporated or deemed to be incorporated by reference therein and not previously delivered hereunder and, where applicable, receipts from the applicable Securities Commissions in respect of the filing thereof and further provided that each Pricing Supplement need be delivered only to the Dealer or Dealers involved in the particular Distribution of Notes to which the Pricing Supplement relates;

(vi)
at the time the French language version of the Prospectus, or any Prospectus Amendment or any Prospectus Supplement (other than a Pricing Supplement) is delivered (or as soon as practicable thereafter) to the Dealers pursuant to this section 6 or at the time the French language version of a Pricing Supplement is first delivered (or as soon as practicable thereafter) to the Dealers pursuant to this section 6, an opinion of the Corporation's Québec counsel, dated the date of such Prospectus, Prospectus Amendment, Prospectus Supplement or Pricing Supplement, as the case may be, to the effect that, except for selected financial information, management's discussion and analysis of financial condition and results of operations, financial statements and supplementary data, notes to financial statements and auditors' reports (collectively, the "Financial Information") contained in or incorporated by reference therein, each of such Prospectus, Prospectus Amendment, Prospectus Supplement or Pricing Supplement, as the case may be, in the French language, together with any document or information in the French language incorporated by reference therein (except in respect of which such an opinion has previously been given to the same Dealers), is in all material respects a complete and proper translation thereof in the English language, and that the two versions are not susceptible to any materially different interpretations with respect to any material matter and an opinion of the Corporation's auditors, at the same time or times and substantially to the same effect, in respect of the Financial Information, provided that with respect to the Pricing Supplement, such opinion may be limited to the Pricing Supplement and any other information included or incorporated by reference in the Prospectus and in respect of which such an opinion has not previously been delivered to the Dealers;

(vii)
subject to subsection (viii), at the time of the delivery to the Dealers, pursuant to this section 6, of the Prospectus, any Prospectus Amendment or any Prospectus Supplement containing or incorporating by reference updated earnings coverage ratios or at the time the Corporation files updated earnings coverage ratios or other material financial information that will be incorporated by reference into the Prospectus and the Dealers so request, a comfort letter from the Corporation's auditors, dated the date of the Prospectus, the Prospectus Amendment or the Prospectus Supplement, as the case may be, and acceptable in form and substance to the Dealers, acting reasonably, containing statements and information of the type provided by auditors in connection with their professional standards with respect to such earnings coverage or other financial information contained or incorporated by reference in such Prospectus, Prospectus Amendment or Prospectus Supplement (except in respect of such information as has been the subject of a previously delivered comfort letter).  The comfort letter shall be based on a review by the auditors having a cutoff date not more than two business days prior to the date of the comfort letter or, with respect only to updated earnings coverage information, the date of the Corporation's last quarter end and shall be in addition to any comfort letters which must be filed with Securities Commissions pursuant to applicable Securities Laws;

(viii)
the Corporation shall not be required to deliver the "comfort letters" described in subsection 6(a)(vii) in respect of updated earnings coverage ratios or other material financial information that will be incorporated by reference in the Prospectus if the Corporation believes it will not be issuing Medium Term Notes prior to the next filing of the Corporation's updated earnings coverage ratios or other material financial information that will be incorporated by reference in the Prospectus;

(ix)
notwithstanding subsection 6(a)(viii), if the Corporation decides to issue Medium Term Notes at a time when the Dealers have not received "comfort letters" in respect of earnings coverage ratios and other material financial information which are incorporated by reference into the applicable Pricing Supplement, the Corporation shall cause to be delivered to the Dealers, at the time contemplated by section 6(a)(vii), those "comfort letters" in the form described in subsection 6(a)(vii) in respect of such earnings coverage ratios and other material financial information based on a review by the auditors having a cutoff date not more than two business days prior to the date of such Pricing Supplement; and

(x)
upon receipt of written instructions to the Corporation or its commercial printer as to quantities and location of delivery, as soon as they are available and in any event within two business days from the date of the document in the case of the Prospectus, a Prospectus Amendment or a Prospectus Supplement (other than a Pricing Supplement) and, in the case of a Pricing Supplement, one business day from the date thereof, that number of commercial copies of the Prospectus, any Prospectus Amendment, any Prospectus Supplement and any Pricing Supplement, including copies of any documents or information incorporated by reference therein, as the Dealers may reasonably require, without charge, in those cities in the Jurisdictions that the Dealers may reasonably request, provided the Corporation is provided with the written instructions on or before the date of the document (or as soon as practicable after such written instructions if such written instructions are received after the date of the Prospectus, a Prospectus Amendment, Prospectus Supplement or Pricing Supplement).

(b)
The Corporation's delivery to the Dealers of the documents referred to in: (i) subsection 6(a)(i), subsection 6(a)(ii) and subsection 6(a)(v) hereof shall constitute a representation and warranty by the Corporation to the Dealers that: (A) each such document at the time of its filing fully complied with the provisions of applicable Securities Laws and (B) all information and statements contained therein (except any information relating solely to the Dealers and provided by them in writing expressly for inclusion therein) are, at the respective dates of delivery thereof, true and correct, contain no misrepresentation and the Prospectus constitutes full, true and plain disclosure of all material facts relating to the Corporation and its subsidiaries, taken as a whole, and the Medium Term Notes; and (ii) subsection 6(a)(iv) shall constitute a representation and warranty by the Corporation to the Dealers that: (A) each such document at the time of its filing fully complied with the provisions of applicable Securities Laws and (B) all information and statements contained therein (except any information relating solely to the Dealers and provided by them in writing expressly for inclusion therein) are, at the respective dates thereof, true and correct and contain no misrepresentation. Such delivery (in the absence of notification to cease Distribution of the Medium Term Notes by the Corporation) shall constitute the Corporation's consent to the use by the Selling Firms of such documents in connection with the Distribution of the Medium Term Notes in compliance with the provisions of this Agreement.

(c)	The Corporation shall permit the Dealers to conduct due diligence in accordance with the parameters set forth herein.

(d)	The Dealers will deliver to the Corporation and to the Corporation's Counsel:

(i)
on the date of this Agreement, a Certificate of Dealers page (or pages, duly executed in counterparts) for filing with the Securities Commissions, signed and certified as required by applicable Securities Laws in the Selling Provinces; and

(ii)	on the date of this Agreement, duly executed SEDAR Form 6 Certificates of Authentication required by applicable Securities Laws in the Selling Provinces.

7.	Representations and Warranties

(a)	As of the date hereof (unless otherwise indicated herein) and as at the time the Corporation delivers a Pricing Supplement to a Dealer, the Corporation represents and warrants to such Dealer that:

(i)
each Medium Term Note to which the Pricing Supplement relates will at its date of issue be duly and validly issued pursuant to the Note Indenture and will constitute a legal, valid and binding obligation of the Corporation enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and arrangement laws affecting creditors' rights generally and the discretion of the courts in granting equitable relief;

(ii)
the Prospectus, each Prospectus Amendment, each Prospectus Supplement and the Pricing Supplement comply with the provisions of applicable Securities Laws (except for any information contained therein provided in writing by or relating solely to the Dealers);

(iii)	all requirements of the Corporation under the terms of the Note Indenture, this Agreement and applicable law have been or will be complied with in connection with the issue of the Medium Term Notes;

(iv)
this Agreement and the Note Indenture comply with all applicable legal requirements and are legal, valid and binding obligations of the Corporation and the Guarantors, as applicable, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and arrangement laws affecting creditors' rights generally and the discretion of the courts in granting equitable relief;

(v)
the Subsidiary Guarantee is a legal, valid and binding obligation of each of the Guarantors enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and arrangement laws affecting creditors' rights generally and the discretion of the courts in granting equitable relief;

(vi)
the Prospectus (except any information contained therein provided in writing by or relating solely to the Dealers) does not contain a misrepresentation and constitutes full, true and plain disclosure of all material facts relating to the Corporation and its subsidiaries, taken as a whole, and the Medium Term Notes;

(vii)
the financial information contained or incorporated by reference in the Prospectus is complete and correct in all material respects, has been prepared in accordance with Canadian generally accepted accounting principles consistently applied, and presents fairly the financial position and results of the Corporation (on a consolidated basis), as at the date and for the periods stated therein;

(viii)
the Corporation has fulfilled all requirements to be fulfilled by it, including the filing of the Prospectus and all continuous disclosure materials required to be filed pursuant to applicable Securities Laws (including the filing of the Prospectus Supplement and any Pricing Supplement and any other documents required to be filed with the Prospectus Supplement, which the Corporation will file within the time limits prescribed in the Shelf Procedures), to enable the Medium Term Notes to be offered for sale and sold to the public in all of the Selling Provinces through registrants who have complied with the relevant provisions of applicable Securities Laws and the terms and conditions of their registration;

(ix)
except as disclosed in or contemplated by the Prospectus or any Prospectus Supplement, Prospectus Amendment, or Pricing Supplement, there has been no material adverse change, financial or otherwise, in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation, its subsidiaries and, to the knowledge of the Corporation, the Storage LP (taken as a whole) since the end of the last completed fiscal year of the Corporation for which financial statements have been reported on by the auditors of the Corporation and filed with the Securities Commissions;

(x)
the information and statements set forth in the Public Record were true, correct and complete and did not contain any misrepresentation, as at the date of such information or statements and the Corporation has not filed any confidential material change reports still maintained on a confidential basis and there are no undisclosed material facts with respect to the Corporation or the Medium Term Notes;

(xi)
the Corporation is a "reporting issuer" (or the equivalent) in each of the Selling Provinces and the Corporation is not in default of any material requirement of applicable Securities Laws, no order ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Medium Term Notes has been issued by any competent authority having jurisdiction and remains in effect and, to the knowledge of the Corporation, no proceedings for such purpose are pending, threatened or contemplated;

(xii)
the Corporation has been duly amalgamated and organized and is a valid and subsisting corporation under the laws of Alberta and has all requisite power, authority and capacity to own and lease its properties and to conduct its business as described in the Prospectus, to enter into this Agreement and to perform its obligations hereunder;

(xiii)
the Corporation has no material subsidiaries other than Pouce Coupé Pipe Line Ltd., Plateau Pipe Line Ltd., Alberta Oil Sands Pipeline Ltd., Pembina Marketing Ltd., Pembina Gas Services Ltd., Pembina NGL Corporation, Three Star Trucking Ltd. and the Pembina Partnerships and each of the Guarantors has been duly incorporated, formed or organized, as applicable, and is a valid and subsisting:

(A)
corporation under the laws of Alberta, Delaware, Colorado or Canada, as applicable (in the case of Pouce Coupé Pipe Line Ltd., Plateau Pipe Line Ltd., Alberta Oil Sands Pipeline Ltd., Pembina Marketing Ltd., Pembina Gas Services Ltd., Pembina NGL Corporation, Pembina Energy Services Inc., Pembina Midstream Holdings GP ULC, Pembina Midstream Inc., Pembina Resource Services GP Inc., Pembina Facilities NGL Ltd., 1195714 Alberta Ltd., 1444767 Alberta Ltd., 1598313 Alberta Ltd., Pembina Midstream (U.S.A.) Inc., Pembina (Pro) US LLC, Pembina (Pro) Holding Company, Pembina (Pro) GP Corp., Pembina (Pro) LP Corp., Pembina (Pro) Midstream Company and Terraquest, Inc.);

(B)	general partnership under the laws of Alberta (in the case of Pembina Pipeline, Pembina Resource Services Canada and Pembina Empress NGL Partnership);

(C)	co-partnership under the laws of Michigan (in the case of Pembina Resource Services (U.S.A.)); or

(D)
limited partnership under the laws of Alberta (in the case of Pembina Midstream Limited Partnership, Pembina North Limited Partnership, Pembina West Limited Partnership, Pembina Oil Sands Pipeline L.P., Pembina Facilities NGL LP, Pembina Gas Services Limited Partnership and Pembina Infrastructure and Logistics LP),

and has all requisite power, authority and capacity to carry on its business and to own, lease and operate its properties and assets;

(xiv)
other than in respect of Three Star Trucking Ltd. (for which the Corporation is the direct or indirect legal and beneficial owner of 66 2/3% of the issued and outstanding shares), all of the ownership interests in the Pembina Partnerships and the Corporation's other subsidiaries are, directly or indirectly, legally and beneficially owned by the Corporation and the Corporation is the legal and beneficial owner of a 50% interest in the Storage LP, in each case free and clear of any liens, pledges, charges, encumbrances, security interests or other adverse claims whatsoever (except for certain security granted by subsidiaries of the Corporation in favour of its lenders);

(xv)
the Corporation (either directly or through its subsidiaries) (i) holds all material licences, registrations, qualifications, permits and consents necessary or appropriate for owning and operating its assets and otherwise carrying on its business as now conducted and (ii) is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on;

(xvi)
the Corporation is not in default or breach of any term or provision of the articles or by-laws of the Corporation, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation, which default or breach might reasonably be expected to materially adversely affect the assets, business, operations, capital or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole);

(xvii)
the execution and delivery of this Agreement, the sale and delivery of the Medium Term Notes pursuant to this Agreement and the Note Indenture and the performance or the consummation of the transactions contemplated in this Agreement, the Note Indenture and the Subsidiary Guarantee, do not and will not conflict with, or result in a breach or violation of any of, the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), any indenture, mortgage, note, contract, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which the Corporation or, if applicable, any Guarantor is a party or by which it is bound or to which any of its property or assets is subject, which breach or violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Corporation and its subsidiaries, taken as a whole, or the ability of the Corporation or, if applicable, any Guarantor to perform its obligations contemplated by this Agreement, the Note Indenture and the Subsidiary Guarantee, nor will such action conflict with or result in any violation of provisions of the resolutions or constating documents of the Corporation, or, if applicable, any Guarantor or any statute or any judgment, decree, order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its respective properties which violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Corporation and its subsidiaries, taken as a whole or the ability of the Corporation or, if applicable, any Guarantor to perform its obligations contemplated by this Agreement, the Note Indenture and the Subsidiary Guarantee;

(xviii)
there are no legal or governmental actions, suits, proceedings, investigations or inquiries pending or, to the knowledge of the Corporation, contemplated or threatened against or affecting the Corporation, any of its subsidiaries or, to the knowledge of the Corporation, the Storage LP, at law or in equity or before or by any federal, provincial, municipal or other governmental or regulatory department, commission, board, bureau, agency or instrumentality, foreign or domestic, which materially adversely affect, or are reasonably likely to materially adversely affect, the business, operations or condition of the Corporation or any of its subsidiaries taken as a whole or which materially adversely effect, or are reasonably likely to materially adversely affect the Distribution of the Medium Term Notes or the validity of any action taken or to be taken by the Corporation or, if applicable, any Guarantor pursuant to or in connection with this Agreement, the Note Indenture and the Subsidiary Guarantee;

(xix)
except as disclosed in or contemplated by the Prospectus or any Prospectus Supplement, Prospectus Amendment, or Pricing Supplement, the Corporation, its subsidiaries and, to the  knowledge of the Corporation, the Storage LP, on a consolidated basis, have no material contingent liabilities;

(xx)
the Corporation and its subsidiaries (i) are in compliance with all applicable laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency ("Environmental Laws") relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances, (ii) have received and are in compliance with all permits, licences or other approvals required of them under applicable Environmental Laws to conduct their business, and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance, lack of receipt or liability would not, individually or in the aggregate, have a material adverse effect on the assets, business, operations, capital or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole), whether or not arising from transactions in the ordinary course of business;

(xxi)
the Corporation, its subsidiaries and, to the knowledge of the Corporation knowledge, the Storage LP have paid, or made provision in their accounts in respect of, any and all liabilities for taxes, instalment of taxes, interest, penalties or other amounts payable by law to any relevant taxing authority in respect of all taxation years or reporting periods of the Corporation, its subsidiaries and the Storage LP, respectively, ending on or before the date hereof, and all of such payments shall accurately reflect the aggregate liability of the Corporation, its subsidiaries and, to the knowledge of the Corporation, the Storage LP to such taxing authorities for such taxation years or reporting periods;

(xxii)
with such exceptions as are not material to the Corporation and its subsidiaries (taken as a whole), each of the Corporation and its subsidiaries has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period or reporting period for which tax returns are not yet required, there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by each of the Corporation and its subsidiaries, and to the knowledge of the Corporation, there are no actions, suits, proceedings, investigations or claims threatened or pending against any of the Corporation or its subsidiaries in respect of taxes, governmental charges or assessments asserted by any such authority, and each of the Corporation and its subsidiaries has withheld and remitted on a timely basis any amounts that it is required to withhold and remit under any applicable legislation; and

(xxiii)
the records and minute books of the Corporation, the Pembina Partnerships and the Corporation's other subsidiaries made available to the Dealers, or the Dealers' Counsel, in connection with their due diligence investigations for the periods from their respective dates of creation, incorporation or amalgamation, as the case may be, to the date of examination thereof contain copies of all minutes of meetings and all resolutions of the shareholders, partners, management committees or other governing bodies, the board of directors and all committees of the board of directors of such entities and there have been no other meetings, resolutions or proceedings of the partners, shareholders, board of directors, any committee of the board of directors or any management committee or other governing body to the date of review of such minute books not reflected therein other than those which have been disclosed to the Dealers or the Dealers' Counsel and are not material.

(b)
The Dealers agree that they will not disclose or permit disclosure by any of their agents or other representatives of any confidential information or fact relating to the Corporation which has not been disclosed in the Public Record until such time as such information or fact is publicly disclosed by the Corporation or required to be disclosed by law or court or regulatory body of competent jurisdiction.

(c)
The Dealers agree that provided the Corporation delivers commercial or other copies of the Prospectus, a Prospectus Amendment, a Prospectus Supplement or a Pricing Supplement to the Dealers in accordance with this Agreement, the Dealers will deliver such documents to the purchasers of Medium Term Notes in accordance with applicable Securities Laws.

8.	Closing

The Corporation will deliver, or cause to be delivered, to the Dealers, on a date to be mutually agreed upon among the Corporation and the Dealers (the "Closing Date"), the following documents:

(a)
a certificate dated the Closing Date and signed on behalf of the Corporation by any two of the Chief Executive Officer, the President & Chief Operating Officer and the Vice President, Finance & Chief Financial Officer or such other person or persons as may be agreed upon by the Dealers, acting reasonably, certifying (in their capacity as officers and not in their personal capacity and without any personal liability) that except as may be disclosed in or contemplated by the Prospectus or any Prospectus Amendment:

(i)
there has been no material change, financial or otherwise, to the Closing Date in the assets, liabilities (contingent or otherwise), capital, business or operations of the Corporation on a consolidated basis since the last day of the period covered by the audited Financial Statements incorporated by reference in the Prospectus;

(ii)
no transaction of a nature material (which for greater certainty would include a material change) to the Corporation on a consolidated basis has been entered into by the Corporation or any of its subsidiaries since the last day of the period covered by the audited Financial Statements incorporated by reference in the Prospectus;

(iii)	the Corporation on a consolidated basis has no material contingent liabilities;

(iv)
the representations and warranties of the Corporation which are to be made hereunder, except for such representations and warranties that speak to a specific date other than the Closing Date, are true and correct as at the Closing Date with the same force and effect as if made on and as of the Closing Date; and

(v)	the Corporation has complied with all covenants and satisfied all terms and conditions of this Agreement to be complied with and satisfied by it at or prior to the Closing Date;

(b)
opinions of the Corporation's Counsel and local counsel as to matters governed by laws of jurisdictions other than the Province of Alberta, in form acceptable to the Dealers' Counsel, acting reasonably; and

(c)
an opinion of the Corporation's Counsel as to compliance with the laws of Québec relating to the use of the French language, in form acceptable to the Dealers and the Dealers' Counsel, acting reasonably.

9.	Indemnity and Contribution

(a)
The Corporation shall indemnify and save each Dealer, and each Dealer's shareholders, directors, officers, employees and agents (each an "Indemnified Person"), harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the Distribution or holding of the Medium Term Notes), costs, damages and expenses to which the Indemnified Person may be subject or which the Indemnified Person may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i)
any information or statement contained in the Prospectus (other than any information or statement furnished in writing by or relating solely to the Dealers) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii)	any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information furnished in writing by or relating solely to the Dealers) contained in the Prospectus;

(iii)
any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the Distribution of the Medium Term Notes imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subsection 9(a)(ii);

(iv)
any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Dealers or their banking or selling group members, if any) relating to or materially affecting the trading or Distribution of the Medium Term Notes;

(v)	any breach of, default under or non-compliance by the Corporation with any representation, warranty, term or condition of this Agreement;

(vi)	the Corporation not complying with any requirement under applicable Securities Laws in connection with the transactions contemplated herein; or

(vii)	the direct sale by the Corporation of any Medium Term Notes unless such liability, claim, demand, loss, cost, damage or expense is caused by the actions of the Indemnified Person,

except that, if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines that any such liabilities, claims, demands, losses, costs, damages or expenses resulted from the fraud, gross negligence or willful misconduct of the Indemnified Person, such Indemnified Person shall promptly reimburse to the Corporation any funds advanced to the Indemnified Person in respect of such liabilities, claims, demands, losses, costs, damages or expenses and the indemnity provided for in this subsection 9(a) shall cease to apply to such Indemnified Person in respect of such liabilities, claims, demands, losses, costs, damages or expenses.  For greater certainty, the Corporation and the Dealers agree that they do not intend that any failure by the Dealers to conduct such reasonable investigation as necessary to provide the Dealers with reasonable grounds for believing the Prospectus contained no misrepresentation shall constitute "fraud", "gross negligence" or "willful misconduct" for purposes of this subsection 9(a) or otherwise disentitle an Indemnified Person from indemnification hereunder.

The rights of indemnity contained in this subsection 9(a) shall not apply to a Dealer and its shareholders, directors, officers, employees and agents if the Corporation has complied with the provisions of subsection 6(a) and the person asserting any claim contemplated by this subsection 9(a) was not provided with a copy of the Prospectus, any Prospectus Amendment or any Prospectus Supplement which corrects any information, misrepresentation or alleged misrepresentation, or omission or alleged omission, or alleged non-compliance with applicable Securities Laws which is the basis of such claim and which is required, under applicable Securities Laws or this Agreement, to be delivered to such person by such Dealer.

(b)	Each Dealer shall be entitled, as trustee, to enforce the obligations contained herein on behalf of any other parties entitled to indemnity or contribution hereunder.

(c)
If any claim contemplated by section 9 shall be asserted against any Indemnified Person such Indemnified Person shall notify the Corporation as soon as possible of the nature of such claim and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Corporation or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld.  The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by section 9, but fees and expenses of such counsel shall be at the expense of the Indemnified Person unless:

(i)
the Indemnified Person has been advised in writing by counsel that there may be a conflict of interest in having the Indemnified Person represented by the same counsel as the Corporation or that there may be a reasonable legal defence available to the Indemnified Person which is different from or additional to a defence available to the Corporation (in which case the Corporation shall not have the right to assume the defence of such proceedings on the Indemnified Person's behalf);

(ii)	the Corporation shall not have taken the defence of such proceedings and employed counsel within ten days after notice to the Corporation of commencement of such proceedings; or

(iii)	the employment of such counsel has been authorized in writing by the Corporation in connection with the defence of such proceeding;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his own client basis) shall be paid by the Corporation, provided that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(d)
In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from the Corporation on ground of policy or otherwise, each of the Corporation and the Indemnified Person or Indemnified Persons seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses (including legal or other expenses reasonably incurred in connection with investigation or defence of the same) to which they may be subject or which they may suffer or incur:

(i)
in such proportion as is appropriate to reflect the relative benefit received by the Corporation on the one hand, and by the Indemnified Person or Indemnified Persons seeking indemnity on the other hand, from the Distribution of the Medium Term Notes; or

(ii)
if the allocation provided by paragraph 9(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph 9(d)(i) above but also to reflect the relative fault of the Indemnified Person or Indemnified Persons seeking indemnity, on the one hand, and the Corporation, on the other hand, in connection with the statements, commissions, omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses as well as any other relevant equitable considerations;

provided that the Dealers shall not be liable in any event to contribute, in the aggregate, any amount in excess of the fees or any portion thereof actually received by them in connection with the Distribution of the Medium Term Notes.  The relative benefits received by the Corporation, on the one hand, and the Dealers, on the other hand, shall be deemed to be in the same proportion that the aggregate principal amount of the Medium Term Notes sold by the Dealers under the Prospectus (net of fees but before deducting expenses) bears to the fees received by the Dealers.  In the case of liability arising out of the Prospectus, the relative fault of the Corporation, on the one hand, and of the Dealers, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 9 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, the Corporation or the Dealers and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 9.

The Corporation agrees that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs.

Except as otherwise provided expressly herein, the Corporation waives all right of contribution by statute or common law which it may have against a Dealer in respect of losses, demands, claims, costs, damages, expenses or liabilities which it may sustain as a direct or indirect consequence of the Prospectus or any other document containing or being alleged to contain a misrepresentation, provided that such right against any Dealer is not waived in respect of losses, claims, demands, costs, damages, expenses or liabilities sustained as a direct or indirect consequence of there being a misrepresentation or omission in any information solely in respect of the Dealer furnished to the Corporation by such Dealer or the Dealers' Counsel in writing specifically for use therein.

The rights to indemnification and contribution provided in this section 9 shall be in addition to and not in derogation from any other rights which the Dealers may have by statute or otherwise at law.

10.	Revocation by Purchasers

If:

(a)
a purchaser of Medium Term Notes from any of the Dealers exercises such purchaser's right to revoke its purchase pursuant to section 130 of the Securities Act (Alberta) or the comparable provisions of applicable Securities Laws; and

(b)	the Dealer delivered the Pricing Supplement to the purchaser:

(i)	by the end of the second business day following the Trade Day (as defined in the operating procedures set forth in Schedule B hereto); or

(ii)
by the end of the business day following the day on which the Corporation delivered the Pricing Supplement to the Dealer if the Corporation did not deliver the Pricing Supplement to the Dealers by the end of the first business day following the Trade Day, then the transaction for the Medium Term Notes between the Corporation and the Dealer pertaining to the purchaser (including any payments made on account of the purchase price or commission in respect of the Medium Term Notes) shall be rescinded.

11.	Operating Procedures, Due Diligence and Termination

(a)
The Corporation and the Dealers shall follow the operating procedures set forth in Schedule B hereto in respect of settlement matters and the timing of payment of commissions in connection with the sale of Medium Term Notes by or through the Dealers or in such other manner as the Corporation and the Dealers shall agree.

(b)
The Corporation shall allow the Dealers and the Dealers' Counsel to carry out the due diligence which the Dealers may reasonably require in order to fulfill the Dealers' obligations as registrants and to enable the Dealers to responsibly execute the certificate in the Prospectus, a Prospectus Supplement or a Pricing Supplement required to be executed by the Dealers.

(c)
If any Dealer is not satisfied, acting reasonably, with the content of a Prospectus Amendment, including, as applicable, the documents and information incorporated therein by reference, required to be filed by the Corporation in connection with the Distribution of the Medium Term Notes or if any Dealer gives notice to the Corporation that, in that Dealer's judgment, acting reasonably, a Prospectus Amendment is required under applicable Securities Laws to be filed by the Corporation and the Corporation is not prepared to file such Prospectus Amendment or if the Corporation determines in its sole discretion that it does not wish to continue the agency arrangement specified herein (in respect of one or more of the Dealers), the Corporation or that Dealer, as applicable, shall be entitled to terminate its rights and obligations under this Agreement upon delivery of notice to that effect, in which event there shall be no liability on the part of that Dealer to the Corporation or of the Corporation to that Dealer or Dealers, except in respect of liability, if any, which may arise on the part of the Corporation under the provisions of sections 9 and 14 hereof with respect to any prior issuance of Medium Term Notes.  Upon such termination, the Corporation and the remaining Dealers shall promptly file:

(i)	if appropriate, a Prospectus Amendment indicating that the Dealer has ceased to be a Dealer under the Prospectus and containing a new prospectus certificate page signed by the remaining Dealers; and

(ii)	any other documents as may be required under applicable Securities Laws in connection with the foregoing.

(d)
With respect to each tranche of Medium Term Notes, the Corporation shall appoint one or more of the Dealers to act as lead co-ordinator(s) to co-ordinate the Dealers and to execute such certificates and receipts as may be required or determined necessary by the Corporation's Counsel in connection with such tranche.

12.	Several Obligations

The Corporation agrees that the obligations of the Dealers hereunder are several and not joint or joint and several.

13.	Notices

Any notice or other communication to be given hereunder shall, in the case of notice to the Corporation, be addressed to the Chief Executive Officer at the Corporation's address on page 1 hereof (facsimile no. 403-231-7507) with a copy to Blake, Cassels & Graydon LLP, 3500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4J8, Attention: Dallas L. Droppo (facsimile no. 403-260-9700) and, in the case of notice to the Dealers, be addressed as follows:

BMO Nesbitt Burns Inc. 1 First Canadian Place P.O. Box 150 3rd Podium Toronto, Ontario M5X 1H3 Attention: Neil Mohammed Facsimile: (416) 359-4404

CIBC World Markets Inc. Brookfield Place, P.O. Box 500 161 Bay Street, 5th Floor Toronto, Ontario M5J 2S8 Attention: Sean Gilbert Facsimile: (416) 594-7760

National Bank Financial Inc. 130 King Street West, 4th Floor Podium Toronto, Ontario M5X 1J9 Attention: Tushar Kittur Facsimile: (416) 869-8648

RBC Dominion Securities Inc. 2nd Floor North Tower, Royal Bank Plaza 200 Bay Street Toronto, Ontario M5J 2W7 Attention: Jamie Wetmore Facsimile: (416) 842-7777

Scotia Capital Inc. 68th Floor, Scotia Plaza 40 King Street W. Toronto, Ontario M5H 3Y2 Attention: Murray Neal Facsimile: (416) 863-7527

TD Securities Inc. 222 Bay Street, 7th Floor Toronto, Ontario M5K 1A2 Attention: Andrew Becker Facsimile: (416) 308-3715

with a copy to:
Bennett Jones LLP 4500 Bankers Hall East 855 - 2nd Street S.W. Calgary, Alberta T2P 4K7 Attention: David F. Phillips Facsimile: (403) 265-7219

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee, shall be given by facsimile, and shall be deemed to be given at the time faxed or delivered, if faxed or delivered to the recipient on a business day (in Calgary) and before 5:00 p.m. (Calgary time) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (Calgary time) on the next following business day (in Calgary). Any party may change its contact information or address for notice by notice to the other parties hereto given in the manner herein provided.

14.	Fees and Expenses

Whether or not any offering of Medium Term Notes is completed, the costs and expenses of or incidental to the offering and issue of the Medium Term Notes including, without limitation, the reasonable fees and expenses of Dealers' Counsel and the Corporation's auditors, the costs of printing and delivering the definitive Medium Term Notes, the cost of printing and translating the Prospectus, any Prospectus Amendments, any Prospectus Supplement or any Pricing Supplement, the expenses of qualifying the issue and distributing the Medium Term Notes under applicable Securities Laws, all reasonable out of pocket expenses of the Dealers and all reasonable marketing, advertising and promotional expenses (other than the costs of tombstones), including the costs of any roadshows, confidential marketing memoranda, presentation materials and the Dealer's transportation costs related to the offering of Medium Term Notes shall be paid by the Corporation upon presentation of reasonable evidence of such expenses, subject to any caps or limits agreed to between the Corporation and the Dealers.  The Corporation shall have no obligation to reimburse the Dealers for fees, taxes and disbursements of the Dealers' legal counsel associated with any claim by the Corporation for any conduct, act or omission of the Dealers or any person for which the Dealers are responsible at law (including, without limitation, affiliates of the Dealers) that a court of competent jurisdiction determines in a final judgment constitutes gross negligence, willful misconduct, dishonesty, bad faith or fraud.

15.	Miscellaneous

(a)
Unless terminated earlier pursuant to subsection 11(c), the term of the Dealers' obligations under this Agreement shall expire on the earlier of: (i) the date which is 25 months from February 22, 2013; or (ii) the date on which the Corporation files a new short form prospectus to replace or supersede the Prospectus for the purposes of the Corporation's medium term note program.

(b)
The representations, warranties, consents, indemnities and agreements herein contained shall survive the sale by the Dealers of the Medium Term Notes and the Dealers shall be entitled to rely upon the representations and warranties of the Corporation contained herein or delivered pursuant hereto notwithstanding any investigation which the Dealers may undertake or which may be taken on the Dealers' behalf.

(c)
It shall be a condition of the issue and sale of Medium Term Notes hereunder that the terms and conditions of the Note Indenture shall be complied with at the time of each issue and sale of Medium Term Notes.

(d)
The Corporation agrees that the Dealers are acting solely as agents or underwriters, as the case may be, in connection with the offering of Medium Term Notes by the Corporation contemplated hereby.  The Corporation acknowledges that the Dealers are acting pursuant to a contractual relationship created solely by this Agreement and that nothing in this Agreement is intended to create any partnership, joint venture or fiduciary relationship of any kind whatsoever.

(e)	This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the courts of that province shall have exclusive jurisdiction over any dispute hereunder.

(f)
This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and all counterparts together shall constitute one and the same instrument.  A signed counterpart by way of facsimile shall be as binding upon the parties as an originally signed counterpart.

(g)
If any provision of this Agreement is deemed to be void, voidable or unenforceable, in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void, voidable or unenforceable provision shall be severable from this Agreement.

(h)	This Agreement shall be binding upon and enure to the benefit of the parties and their respective successors.

(i)	The Schedules attached to this Agreement are incorporated by reference in and form a part of this Agreement.

(j)	No waiver, modification or amendment of any term of this Agreement shall be effective unless executed in writing.

(k)
The division of this Agreement into recitals, sections and schedules, and the provision of headings for all or any thereof, is for the convenience of reference only and will not affect the meaning of this Agreement.

(l)
The terms "herein", "hereto", "hereof", "hereunder", "hereby" and similar terms mean and refer to this Agreement and not, unless a particular provision is expressly stipulated, to any particular provision and the terms "section", "subsection", "clause" and "Schedule" followed by a letter, number or character or combination thereof mean and refer to the specified section, subsection or clause of, or schedule to, this Agreement.  Reference to the "parties" herein will mean the parties to this Agreement, unless otherwise stated or the context otherwise requires.

(m)
Any references to legislation or a statute in this Agreement includes, unless otherwise indicated, rules and regulations passed or in force pursuant thereto and any amendments thereto or to such rules or regulations from time to time, and any legislation or regulations substantially replacing the same.

[The remainder of this page is intentionally left blank.]

If the foregoing is in accordance with your understanding of the terms of the transaction we are to enter into and if such terms are agreed to by you, please confirm your acceptance by signing this letter in the place indicated below, in which event this letter shall constitute a binding agreement between the Corporation and the Dealers.

Yours very truly,

BMO NESBITT BURNS INC.

Per:	(signed) Aaron Engen
Aaron Engen

CIBC WORLD MARKETS INC.

Per:	(signed) Sean Gilbert
Sean Gilbert

NATIONAL BANK FINANCIAL INC.

Per:	(signed) Tushar Kittur
Tushar Kittur

RBC DOMINION SECURITIES INC.

Per:	(signed) Douglas Pearce
Douglas Pearce

SCOTIA CAPITAL INC.

Per:	(signed) Murray Neal
Murray Neal

TD SECURITIES INC.

Per:	(signed) Andrew Becker
Andrew Becker

The foregoing accurately reflects the terms of the transaction we are to enter into and such terms are hereby agreed to by the Corporation as evidenced by the signatures of its duly authorized officers.

DATED April 24, 2013.

PEMBINA PIPELINE CORPORATION

Per:	(signed) Robert B. Michaleski

Per:	(signed) Peter Robertson

SCHEDULE A

Commission Rates

The following are the commission rates that shall apply to any sale of Medium Term Notes by a Dealer unless the Corporation and the Dealer otherwise agree:

	Commission Rate
Term of Medium Term Notes	Agency	Underwritten
≥ 1 year and <2 years	0.100%	0.150%
≥ 2 years and <3 years	0.200%	0.250%
≥ 3 years and <4 years	0.250%	0.375%
≥ 4 years and <5 years	0.300%	0.500%
≥ 5 years and < 6 years	0.350%	0.625%
≥ 6 years and <7 years	0.350%	0.650%
≥ 7 years and < 8 years	0.370%	0.650%
≥ 8 years and < 10 years	0.400%	0.700%
≥ 10 years and < 11 years	0.400%	0.750%
≥ 11 years and < 16 years	0.450%	0.750%
≥ 16 years and <35 years	0.500%	0.900%
≥ 35 years	negotiated	negotiated

A - 1

SCHEDULE B

Operating Procedures

The following outlines the procedures by which the Corporation intends from time to time to sell the Medium Term Notes through the Dealers acting as agents of the Corporation or as principals for resale pursuant to the agreement (the "Agreement") dated April 24, 2013 made between the Corporation and the Dealers.  All operating procedures shall be carried out in accordance with NI 44-102 and other applicable Securities Laws.  Capitalized terms used herein have the meanings ascribed thereto in the Agreement, unless otherwise defined herein.

A.	General

1.
At any time the Corporation may establish, in consultation with the Dealers or any of them, an appropriate pricing and distribution structure for the Medium Term Notes to be sold by the Dealers pursuant to the Agreement and the Corporation's requirement for funds (including the term or terms, currency or currencies required and other terms and conditions (collectively, the "Other Terms and Conditions") of the Medium Term Notes as permitted by the Prospectus) to be raised by sale of the Medium Term Notes.  At the Corporation's sole discretion, the pricing and distribution structure and requirement for funds so established will be based upon market conditions and the Corporation's current and prospective requirements.

2.
The pricing and distribution structure, the Other Terms and Conditions and requirement for funds so established will prevail for each Dealer for a time to be determined and will not be adjusted unless the Corporation, in its sole and absolute discretion, determines that an adjustment is desirable and notifies each Dealer of the adjustment.  The Corporation may consult with the Dealers or any of them concerning the desirability of an adjustment in the pricing and distribution structure, the Other Terms and Conditions or in the requirement for funds.  Also, a Dealer will advise the Corporation at any time during any business day if the Dealer feels an immediate adjustment in the Corporation's pricing and distribution structure, the Other Terms and Conditions or requirement for funds is desirable.

3.
Whenever a Dealer obtains a firm offer to purchase a Medium Term Note at the prevailing pricing structure, at the prevailing Other Terms and Conditions and within the confines of the Corporation's prevailing requirement for funds, the Dealer will telephone or otherwise contact the Corporation to determine whether the Corporation in fact still requires funds and, if it does, the Corporation will confirm by telephone or otherwise that the Dealer may accept the offer as agent on behalf of the Corporation or may acquire the Medium Term Notes as principal on terms then mutually agreed upon by the Dealer and the Corporation for resale by the Dealer (in either case, with commissions as described in Schedule A to the Agreement or as may mutually be agreed upon by the Dealer and the Corporation).

4.
Whenever a Dealer obtains a firm offer to purchase a Medium Term Note at other than the prevailing pricing structure and/or not within the confines of the Other Terms and Conditions, and/or not within the confines of the Corporation's prevailing requirements for funds, the Dealer will inform the Corporation of that offer and will discuss with the Corporation the advisability of accepting that offer.

5.
Unless otherwise agreed to by the Dealer and the Corporation, all orders accepted by the Corporation on a particular day (the "Trade Day") will be settled on the third business day (in Calgary and in the principal financial centre of the relevant currency, if other than Canadian dollars) following the Trade Day (the "Settlement Day").

6.
Any Medium Term Note (a "Book-Entry Only Note") is to be issued in accordance with Part B below entitled "Book-Entry Only Notes", unless the issuance of Medium Term Notes in certificated form ("Certificated Notes") is, subject to the provisions of the Note Indenture, agreed to in advance by the Corporation and the Dealers and so indicated in the applicable Pricing Supplement.  Settlement procedures with respect to Book-Entry Only Notes shall be as set forth in such Part B of these operating procedures.  Settlement procedures with respect to Certificated Notes shall be as set forth in Part C of these operating procedures.

7.
The Corporation will make all necessary filings of Pricing Supplements and other documents required to be filed with the relevant Securities Commission in each Selling Province in which Medium Term Notes have been offered for sale pursuant to the Pricing Supplement within seven days after the end of the month in which the Pricing Supplement was first sent or delivered to any purchaser or prospective purchaser of Medium Term Notes in any Selling Province (and the Dealers agree to notify the Corporation of such sending or delivery in order to facilitate such timely filings) and will remit all fees payable to such regulatory authorities.

B.	Book-Entry Only Notes

1.
Each Book-Entry Only Note will be registered in the name of CDS & Co., as nominee for CDS Clearing and Depository Services Inc. or such other depositary designated in the pricing supplement, or its nominee (the "Depositary"), on the debt securities register maintained under the Note Indenture.

2.	The receipt of immediately available funds by the Corporation in payment for the issuance of the Book-Entry Only Note shall constitute "Settlement".

3.	Settlement procedures with regard to each Book-Entry Only Note sold by a Dealer shall be as set forth below:

(a)
The Dealer will verbally advise the Corporation of the following information (except the information referred to in (ix) if not available) immediately following the acceptance of any offer by the Dealer acting on behalf of the Corporation or acting as principal and all of the following information (the "Settlement Information") shall be confirmed in writing pursuant to the timetable for Settlement set forth below:

(i)	principal amount and currency or currencies of the Book-Entry Only Note;

(ii)
in the case of a Book-Entry Only Note with a fixed interest rate, the interest rate and interest payment dates, or in the case of a Book-Entry Only Note with a variable interest rate, the initial interest rate, the interest reset period, the interest reset dates, the interest payment period, the interest payment dates, the reference bankers' acceptance maturity, if applicable, the interest rate base, the interest rate spread or spread multiplier, if any, and, if applicable, the minimum interest rate and maximum interest rate;

(iii)	Settlement Date;

(iv)	maturity date or redemption date (if applicable);

(v)	price;

(vi)	net proceeds;

(vii)	spread vs. comparable benchmark;

(viii)	Trade Day;

(ix)	FINS Number(s) (the Depositary Participant Number(s) of the participant(s) through which the customer will hold the Book-Entry Interest);

(x)	Dealer's commission;

(xi)	Selling Province or other Jurisdiction of sale; and

(xii)	any other terms of the Notes as permitted by the Note Indenture.

(b)
After receiving the written Settlement Information from the Dealers, the Corporation will complete and deliver to the Dealers a Pricing Supplement relating to the Book-Entry Only Note to be sold in accordance with such Settlement Information. The Pricing Supplement shall state the CUSIP number for the Book-Entry Only Note and shall include a summary of any downward change in the rating or rating outlook (except in circumstances where the rating assignment is concurrently revised upward) assigned to the Medium Term Notes by any nationally recognized ratings agency or any announcement of any surveillance or review (with possible negative or uncertain implications) by any such agency. The Pricing Supplement will be faxed or electronically delivered to the following contact at each of the Dealers, if a Dealer for the purpose of such issue: BMO Nesbitt Burns Inc., Neil Mohammed; CIBC World Markets Inc., Sean Gilbert; National Bank Financial Inc., Tushar Kittur; RBC Dominion Securities Inc., Jamie Wetmore; Scotia Capital Inc., Murray Neal; and TD Securities Inc., Andrew Becker. The Dealers will deliver the Prospectus, the Prospectus Supplement and any Prospectus Amendment (including the Pricing Supplement) to the Purchaser by the end of the second business day following the Trade Day, provided that the Corporation has delivered the applicable Pricing Supplement to the Dealers.

(c)
The Corporation will assign a CUSIP number to the Book-Entry Only Note and, if required, will forward copies of the Pricing Supplement(s) to the Depositary via facsimile or other form of electronic transmission, and request activation of the CUSIP number.

(d)	The Corporation will prepare and execute a Book-Entry Only Note in the form appended to the Note Indenture with such changes as may be agreed between the Corporation and the Trustee.

(e)	The Trustee or issuing agent, as applicable, will authenticate the Book-Entry Only Note and will make such Book-Entry Only Note available to the Depositary in Calgary by the Settlement Date.

(f)	The Depositary will credit such Book-Entry Only Note to the appropriate participant account(s) maintained by the Depositary.

(g)
Each Dealer shall deliver by electronic funds transfer (or in such other manner reasonably acceptable to the Corporation) the amount in respect of such Book-Entry Only Note to an account designated by the Corporation with a reference or trading number.  In the event such amount has not been received in the designated account of the Corporation by 9:30 a.m. (Calgary time) on the Settlement Date, the transactions shall not settle until the next business day in Calgary, and if the failure of the funds to be received is due to a failure of the Dealer to use commercially reasonable efforts to provide such funds, the Corporation shall be compensated by the Dealer for its cost of funds incurred as a result of the delay in Settlement based on the interest rate or yield determined and calculated in the manner provided in the Medium Term Notes, for the period from but not including the Settlement Date to and including the date the transaction settles.

(h)
On the Settlement Date, the Corporation will deliver to each Dealer's bank account, by electronic funds transfer in accordance with CPA Rules (or in such other manner reasonably acceptable to the Dealer, including by way of a deduction of the commissions from the amount advanced by the Dealer under paragraph (g) above, and permitted by the CPA Rules), the appropriate commissions as agreed.

(i)	The Dealer will confirm the purchase of each beneficial interest in a Book-Entry Only Note to the purchaser thereof by mailing a written confirmation to such purchaser.

For offers accepted by the Corporation (or as provided above, by a Dealer on behalf of the Corporation), Settlement Procedures (a) through (i) shall occur no later than the respective times listed below:

Settlement Procedure	Time
(a)	5:00 p.m. (Calgary time) on the business day following the Trade Day
(b)-(c)-(d)	11:00 a.m. (Calgary time) on the second business day following the Trade Day
(e)	1:00 p.m. (Calgary time) on the second business day following the Trade Day
(g)-(h)-(i)	9:30 a.m. (Calgary time) on the Settlement Date

4.
If a Book-Entry Only Note is cancelled, the Trustee will mark such Book-Entry Only Note "void and cancelled", and make appropriate entries in its records.  The CUSIP number assigned to such Book-Entry Only Note shall, in accordance with CUSIP Service Bureau procedures, be cancelled and not reassigned.

C.	Certificated Notes

1.	The receipt of immediately available funds by the Corporation in payment for Certificated Notes and the authentication and issuance of the Certificated Notes shall constitute "Settlement".

2.	Settlement procedures with regard to each Certificated Notes sold by a Dealer shall be as follows:

(a)
The Dealer will orally advise the Corporation of the following information (except the information referred to in (vi) if not available) immediately following the acceptance of any offer by the Dealers acting as agent on behalf of the Corporation or acting as principal and all of the following information (the "Settlement Information") shall be confirmed in writing by 5:00 p.m. (Calgary time) on the Trade Day:

(i)	principal amount and currency or currencies of the Certificated Note;

(ii)	exact name in which the Certificated Note is to be registered (the "Registered Owner");

(iii)	exact address of the Registered Owner and address for payment of principal and interest;

(iv)	splits;

(v)	delivery location;

(vi)	taxpayer identification number of the Registered Owner; and

(vii)
the information specified in paragraphs B.3(a)(ii), (iii), (iv), (v), (vi), (vii), (viii), (x), (xi) and (xii) above (which information along with the information specified in paragraph C.2(a)(i) to (v) above shall be deemed to be collectively the "Settlement Information" for all purposes in regard to the Certificated Notes).

(b)
After receiving the written Settlement Information from the Dealers, the Corporation will complete and deliver to the Dealers a Pricing Supplement relating to the Certificated Notes to be sold in accordance with such Settlement Information.

The Pricing Supplement will be faxed or electronically delivered to the following contact at each of the Dealers if such a Dealer is a Dealer for the purpose of such issue: BMO Nesbitt Burns Inc., Neil Mohammed; CIBC World Markets Inc., Sean Gilbert; National Bank Financial Inc., Tushar Kittur; RBC Dominion Securities Inc., Jamie Wetmore; Scotia Capital Inc., Murray Neal; and TD Securities Inc., Andrew Becker. The Dealers will deliver the Prospectus, the Prospectus Supplement and any Prospectus Amendment (including the Pricing Supplement) to the Purchaser by the end of the second business day following the Trade Day, provided that the Corporation has delivered the applicable Pricing Supplement to the Dealers.

(c)
After receiving all of the written Settlement Information from the relevant Dealer, the Corporation will communicate the Settlement Information to the Trustee and to the issuing agent if other than the Trustee, by 10:00 a.m. (Calgary time) on the second business day following the Trade Day.

(d)	The Trustee or issuing agent, as applicable, will complete and distribute a pre-printed 4-ply Certificated Note packet (or a Certificated Note and three photocopies thereof) as follows:

(i)	the original Certificated Note (which in the case of the registered Certificated Notes will be registered in the name of the Registered Owner) to the Dealer;

(ii)	copy 1 to the Trustee;

(iii)	copy 2 to the Dealer; and

(iv)	copy 3 to the Corporation.

(e)
No later than 9:00 a.m. (Calgary time) on the Settlement Date or such time on such other date as may be agreed to by the Corporation and the Dealer or Dealers in question to be the Settlement Date for the purpose of a specific issuance of a Certificated Note, the Trustee or issuing agent, as applicable, will make the Certificated Note available at its principal office in Calgary or such other place or places (if any) which the Corporation may, with the approval of the Trustee, designate subject to the provisions of the Note Indenture, against payment by electronic funds transfer.  The Dealer will arrange to settle the transaction prior to 10:00 a.m. (Calgary time) on the Settlement Date.  If the Dealer does not settle the transaction prior to 10:00 a.m. (Calgary time) on the Settlement Date, the transaction shall not settle until the next business day in Calgary and the Corporation shall be compensated by the Dealer for its cost of funds incurred as a result of the delay in Settlement based on the interest rate or yield determined and calculated in the manner provided in the Certificated Note, for the period from but not including the Settlement Date to and including the date the transaction settles.

3.	For each Certificated Note, the Dealer will provide the exact address of the Registered Owner and address for payment of interest.

4.
Each Dealer shall deliver by electronic funds transfer (or in such other manner reasonably acceptable to the Corporation) the amount in respect of such Certificated Note to an account designated by the Corporation.  In the event such amount has not been received in the designated account of the Corporation by 9:30 a.m. (Calgary time) on the Settlement Date, the transactions shall not settle until the next business day in Calgary, and if the failure of the funds to be received is due to a failure of the Dealer to use commercially reasonable efforts to provide such funds, the Corporation shall be compensated by the Dealer for its cost of funds incurred as a result of the delay in Settlement based on the interest rate or yield determined and calculated in the manner provided in the Medium Term Notes, for the period from but not including the Settlement Date to and including the date the transaction settles.

5.
On the Settlement Date, the Corporation will deliver to each Dealer's bank account, by electronic funds transfer in accordance with CPA Rules (or in such other manner reasonably acceptable to the Dealer, including by way of a deduction of the commissions from the amount advanced by the Dealer under section 4 above, and permitted by the CPA Rules), the appropriate commissions as agreed.

These operating procedures will be in effect until such time as the Corporation and the Dealers shall agree that revisions to the procedures are desirable.

SCHEDULE C

Underwriting Addendum

[Date]

Pembina Pipeline Corporation
Suite 3800, 525 - 8th Avenue S.W.
Calgary, Alberta  T2P 1G1

Dear Sirs:

1.	Dealer Agreement

We refer to the dealer agreement dated April 24, 2013 (the "Dealer Agreement") among Pembina Pipeline Corporation ("the Corporation") and the undersigned (the "Underwriters") and [name any other parties to the Dealer Agreement that are not Underwriters].  Terms which are defined in the Dealer Agreement and its applicable schedules have the same meaning herein.

2.	Offered Securities

The Underwriters understand that the Corporation proposes to issue $[•] principal amount of Medium Term Notes (the "Offered Notes") having the following attributes:

Issue Date:	[•]
Maturity Date:	[•]
Interest Rate:	[•]% per annum
Interest Payment Dates:	[•] and [•]
Initial Interest Payment Date:	[•]
Redemption Provisions:	[•]
Other:	As described in the Prospectus and terms schedule, if any, attached hereto

3.	Agreement to Purchase

Subject to the terms and conditions of the Dealer Agreement, as supplemented or modified by the terms and conditions hereof, the Underwriters hereby offer to purchase, severally and not jointly, on the basis of the percentages set forth in section 4 below from the Corporation, and by its acceptance hereof the Corporation agrees to sell to the Underwriters, at [specify date and time] (the "Closing Time"), all but not less than all of the Offered Notes at a purchase price (the "Purchase Price") equal to [•]% of the principal amount thereof [plus accrued interest, if any, from [•] to the date of delivery of the Offered Notes].

4.	Purchased Percentages

The percentage of the principal amount of the Offered Notes which each of the Underwriters shall be severally obligated to purchase is as follows:

[•]	[•]%
[•]	[•]%
[•]	[•]%
[•]	[•]%
[•]	[•]%
[•]	[•]%
100%

If, with respect to any particular sale of Medium Term Notes, two or more of the Underwriters agree to purchase the Medium Term Notes as principals, the obligations of such Underwriters to purchase the Medium Term Notes shall be several and not joint in that:

(a)	each Underwriter shall be obligated to purchase and pay for only the percentage of the Notes that the Underwriter has agreed to purchase; and

(b)
if one or more of the Underwriters shall fail or refuse to purchase its applicable percentage of the Medium Term Notes, each of the other relevant Underwriters shall be relieved, without liability, of its obligation to purchase its respective percentage of the Medium Term Notes on submission to the Corporation of reasonable evidence of its ability and willingness to fulfill its obligation, provided that those of the remaining Underwriters who shall be willing and able to purchase their respective percentage of the Medium Term Notes shall have the right, but not the obligation, to purchase the Medium Term Notes not taken up, on a pro rata basis or as they may otherwise agree.  Nothing in this section shall oblige the Corporation to sell to any or all of the Underwriters who have so agreed to purchase Medium Term Notes as principal less than all of the Medium Term Notes which the Corporation has agreed to sell or shall relieve from liability to the Corporation any of the Underwriters who shall default in its obligation to purchase its respective percentage of the Medium Term Notes.

5.	Delivery of Documents

At the Closing Time, in addition to the delivery of documents required by the Dealer Agreement, the Corporation will deliver, or cause to be delivered, to the Dealers

(a)	an opinion of Corporation's counsel, in form acceptable to the Dealers' Counsel acting reasonably; and

(b)	an opinion of Dealers' Counsel, provided that Dealers' Counsel shall be entitled to rely upon the opinion of Corporation's Counsel with respect to certain matters.

6.	Underwriters' Fee

In consideration of the agreement of the Underwriters to purchase the Offered Notes and the services rendered and to be rendered by the Underwriters in connection herewith, the Corporation agrees to pay the Underwriters at the Closing Time an aggregate fee (the "Underwriting Fee") of [•]% of the principal amount of the Offered Notes.  For greater certainty, the services rendered by the Underwriters shall not be subject to any Goods and Services Tax provided for in the Excise Tax Act (Canada) because any taxable supplies provided shall be incidental to the exempt financial services provided.

7.	Terms construed as Conditions

All representations, warranties, terms and condition of the Dealer Agreement as supplemented or modified by the terms and conditions hereof, other than those which expressly provide for an obligation of the Underwriters, shall be construed as conditions for the benefit of the Underwriters.  Any material breach of, default under or non-compliance with any such representation, warranty, term or condition by the Corporation shall entitle any of the Underwriters to terminate such Underwriter's obligations to purchase the Medium Term Notes.

8.	Termination by Underwriters

In addition to any other remedies which may be available to the Underwriters, an Underwriter shall be entitled, at its option, to terminate and cancel its obligations to purchase Medium Term Notes as principal, without any liability on its part, immediately upon written notice to the Corporation at any time prior to the completion of such purchase, if after such Underwriter has agreed to purchase Medium Term Notes as principal:

(a)
any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the Distribution of the Medium Term Notes, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any Securities Commission, the SEC, the Exchanges or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(b)
any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation is announced, commenced or threatened by any Securities Commission, the SEC, the Exchanges or by any other competent authority if, in the reasonable opinion of the Underwriter, the announcement, commencement or threatening thereof materially adversely affects or may materially adversely affect the trading or Distribution of the Medium Term Notes;

(c)
there shall have occurred or been discovered any material adverse change in the business, operations, capital or condition (financial or otherwise) of the Corporation and its subsidiaries, taken as a whole, or its properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) which, the Underwriter determines, in its sole discretion acting reasonably, would be expected to have a significant adverse effect on the market price or value of the Medium Term Notes;

(d)
there should develop, occur or come into effect or existence any event, action, state, condition or financial occurrence, or any catastrophe, of national or international consequence, any law or regulation, or any other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriter, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries, taken as a whole, such that it would not be practical (in the sole opinion of the Underwriter) to market the Medium Term Notes;

(e)
there should have occurred and be continuing an Event of Default (as defined in the Note Indenture) or any event which with the giving of notice, the lapse of time or the happening of any further condition, event or act would be an Event of Default (as defined in the Note Indenture); or

(f)
the rating assigned by any nationally recognized securities rating agency to the unsecured debt securities of the Corporation (which includes the Medium Term Notes) as of the Trade Date (as defined in Schedule B to the Dealer Agreement) shall have been lowered or the rating outlook for such securities is revised downward (in circumstances where the rating assigned is not concurrently revised upward) since that date or if any such rating agency shall have publicly announced that it has under surveillance or review, with possible negative or uncertain implications, its rating of any debt securities of the Corporation.

In the event of a termination by an Underwriter pursuant to this section 6, there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter except in respect of the obligations of the Corporation under sections 9 and 14 of the Dealer Agreement.

9.	Restricted Period

The Corporation agrees that it will not, prior to 30 days following the Closing Time, issue, agree to issue or publicly announce an intent to issue, any securities (other than for purposes of directors', officers' or employee incentive plans or security-based compensation arrangements or to satisfy existing instruments as of the date hereof) without the prior express written consent of the lead Underwriter, such consent not to be unreasonably withheld.

10.	Operating Procedures

For greater certainty, the Corporation and the Underwriters shall follow the operating procedures described in Schedule B to the Dealer Agreement applicable to Book-Entry-Only Securities.

11.	Interpretation

In the event of any inconsistency between this Underwriting Addendum and the Dealer Agreement, this Underwriting Addendum shall govern.

This offer and the agreement resulting from the acceptance by the Corporation of this offer may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same agreement.

[The remainder of this page is intentionally left blank.]

If the foregoing is acceptable to the Corporation, please signify such acceptance on the duplicate of this letter and return such duplicate to [name of lead Underwriter], which accepted offer, with the Dealer Agreement, shall constitute the contract for the purchase by the Underwriters and the sale by the Corporation of the Offered Notes.

BMO NESBITT BURNS INC.

Per:
[Name] [Title]

CIBC WORLD MARKETS INC.

Per:
[Name] [Title]

NATIONAL BANK FINANCIAL INC.

Per:
[Name] [Title]

RBC DOMINION SECURITIES INC.

Per:
[Name] [Title]

SCOTIA CAPITAL INC.

Per:
[Name] [Title]

TD SECURITIES INC.

Per:
[Name] [Title]

The foregoing accurately reflects the terms of the transaction we are to enter into and such terms are hereby agreed to by the Corporation as evidenced by the signatures of their duly authorized officers.

DATED •, 201•.

PEMBINA PIPELINE CORPORATION

Per:
[Name] [Title]
Per:
[Name] [Title]